     As filed with the Securities and Exchange Commission on July 12, 1999
                                                     Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------
                         BOLDER TECHNOLOGIES CORPORATION
             (Exact name of registrant as specified in its charter)

            DELAWARE                                      84-1166231
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)
                              --------------------
                           4403 TABLE MOUNTAIN PARKWAY
                             GOLDEN, COLORADO 80403
                                 (303) 215-7200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              --------------------
                               DANIEL S. LANKFORD
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         BOLDER TECHNOLOGIES CORPORATION
                           4403 TABLE MOUNTAIN PARKWAY
                             GOLDEN, COLORADO 80403
                                 (303) 215-7200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              --------------------
                                   COPIES TO:
                             JAMES H. CARROLL, ESQ.
                               COOLEY GODWARD LLP
                        2595 CANYON BOULEVARD, SUITE 250
                                BOULDER, CO 80302
                                 (303) 546-4000
                              --------------------
                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
     From time to time after the registration statement becomes effective.

If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box /X/.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                       AMOUNT TO BE     PROPOSED MAXIMUM OFFERING   PROPOSED MAXIMUM AGGREGATE       AMOUNT OF
TITLE OF SECURITIES TO BE REGISTERED    REGISTERED         PRICE PER SHARE (1)          OFFERING PRICE (1)       REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value  $.001 (2)   2,053,182 shares             $8.3125                   $17,067,076              $4,744.65
===================================================================================================================================

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) based on the average of the high and low sale prices of the Registrant's common stock as reported on The NASDAQ National Market on July 8, 1999.
(2) Includes Preferred Share Purchase Rights ("Rights"). The Rights are associated with and trade with the Common Stock. The value, if any, attributable to the Rights is reflected in the market price of the Common Stock.

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

SUBJECT TO COMPLETION                                        DATED JULY 12, 1999
PROSPECTUS

                                2,053,182 SHARES


                                     [LOGO]


                         BOLDER TECHNOLOGIES CORPORATION

                                  COMMON STOCK

                              --------------------

         This Prospectus covers 2,053,182 shares of common stock of BOLDER Technologies Corporation. The selling stockholders identified in this Prospectus may sell these shares of common stock from time to time on terms to be determined at the time of sale. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

         Our shares trade on The NASDAQ National Market under the symbol "BOLD." On July 8, 1999, the closing sale price of the common stock, as reported on The NASDAQ National Market, was $8.375.

         The selling stockholders may sell the shares of common stock described in this Prospectus in public or private transactions, on or off The NASDAQ National Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. We have agreed to indemnify the selling stockholders and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933.

         We will not be paying any underwriting commissions or discounts in the offering of these shares. We will, however be paying for the expenses incurred in the offering of the shares. For their shares, the selling stockholders will receive the purchase price of the shares sold less any agents' commissions and underwriters' discounts and other related expenses. More information is provided in the section titled "Plan of Distribution" on page 17.

         Our address and telephone number are: BOLDER Technologies Corporation., 4403 Table Mountain Parkway, Golden, Colorado 80403, (303) 215-7200.

                              --------------------

         THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD ACQUIRE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              --------------------

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                              --------------------

                                           , 1999

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Where You Can Find More Information.................................       2
The Company.........................................................       4
Forward-Looking Statements..........................................       5
Risk Factors........................................................       6
Use of Proceeds.....................................................       14
Selling Stockholders................................................       15
Plan of Distribution................................................       17
Description of Capital Stock........................................       18
Legal Matters.......................................................       21
Experts.............................................................       22


                       WHERE YOU CAN FIND MORE INFORMATION

         BOLDER Technologies Corporation files reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, New York, New York 10048. You can also inspect such materials at The National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C.

         Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's web site, "http://www.sec.gov."

         The SEC allows BOLDER Technologies Corporation to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus. Information in this Prospectus supercedes information incorporated by reference which we filed with the SEC prior to the date of this Prospectus. Information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC to under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         o Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

         o  Quarterly Report on Form 10-Q for the period ended March 31, 1999;

         o  Definitive Proxy Statement dated April 30, 1999; and

         o The description of common stock contained in BOLDER Technologies Corporation's Registration Statement on Form 8-A declared effective by the Commission on April 29, 1996, including any amendment or reports filed for the purpose of updating such description.


                                       2.

         You may request a copy of these filings (excluding exhibits which are not specifically incorporated by reference into this Prospectus), at no cost to you, by writing or telephoning BOLDER Technologies Corporation at:

                         BOLDER Technologies Corporation
                           4403 Table Mountain Parkway
                             Golden, Colorado 80403
                          Attention: Investor Relations
                            Telephone: (303) 215-7200
                            http://www.boldertmf.com

         This Prospectus constitutes a part of a registration statement on Form S-3 that has been filed with the SEC. SEC rules permit us to omit certain of the information contained in the registration statement. For such information, please refer to the registration statement on file with the SEC, including the exhibits to the registration statement. The information contained on our Web site does not constitute a part of this Prospectus.

                              --------------------

         YOU SHOULD RELY ONLY UPON THE INFORMATION CONTAINED IN THIS DOCUMENT OR DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.



                                       3.

                                   THE COMPANY

         BOLDER Technologies Corporation ("Bolder" or the "Company") is an energy technology company that is developing and commercializing advanced, high power, rechargeable battery systems based on its patented thin metal film ("TMF") technology. The Company's TMF battery uses proven lead acid electrochemistry in a proprietary configuration that has higher power density than any other commercially available battery system. The Company believes that its TMF batteries are attractive for many existing battery-powered applications that require very large bursts of power, and will enable new applications that could not previously be powered by batteries. The Company believes that the combination of the following characteristics of its prototype TMF battery systems offers advantages over commercially available rechargeable batteries in a broad range of current and future applications:

         o HIGH POWER. The Company believes its TMF batteries can deliver higher sustained power density than any other commercially available battery technology. This is important in existing applications such as high power/pulse power tools, specialty standby power, power quality and engine starting, and may enable new applications ranging from high performance hybrid electric vehicles to an automotive starting battery that weighs substantially less than conventional automotive starting batteries.

         o COST EFFECTIVE. TMF batteries are manufactured using inexpensive, readily available raw materials. In addition, the Company believes its manufacturing process will be cost effective at high volumes.

         o NO MEMORY EFFECT. TMF batteries do not suffer from the memory effect that reduces the capacity of nickel cadmium ("NiCd") batteries if they are partially discharged and recharged repeatedly.

         o SMALL SIZE. In high power applications, such as high power/pulse power tools, automotive starting and standby power, TMF batteries can do the same amount of work as much larger conventional rechargeable batteries. Since the battery system typically accounts for a significant part of the physical volume and weight of these products, TMF technology can make such products easier to use and/or less expensive to manufacture by enabling reductions in product size.

         o FASTER RECHARGE. TMF batteries can be recharged to full capacity in less than five minutes with an appropriate charger, allowing the device to be back to work quickly, thus increasing the "up time" of the device.

         o STABLE DISCHARGE VOLTAGE. In some applications, notably standby power, electronic circuits must be used to compensate for the voltage drop during discharge of other types of rechargeable batteries. TMF batteries have very stable voltage during high rate discharge, and thus provide more consistent performance and potentially reduce the need for and cost of voltage regulation.

         o COOL OPERATION. High power operation of batteries typically generates significant heat that must be accommodated in the design of products, such as standby power systems or professional power tools. The low impedance of TMF batteries greatly reduces the amount of heat generated by the battery, thus simplifying product design.

         o SUPERIOR COLD TEMPERATURE OPERATION. All batteries lose capacity as the temperature drops. TMF batteries lose much less of their room temperature capacity at lower temperatures than do conventional batteries.

         o EXTREMELY RAPID RESPONSE. TMF batteries deliver energy when requested much more rapidly than conventional batteries.

         o EASY TO RECYCLE. Environmental concerns have made recycling of batteries increasingly important. Unlike many existing and emerging battery technologies, TMF batteries are readily handled by the well developed recycling process that is currently used to recycle approximately 90 percent of the lead acid batteries in the United States.


                                       4.

         The Company has focused its initial product development efforts on its sub-C cell, which was introduced in October 1998. The sub-C cell can be used as a modular building block for battery packs that can be used in a variety of applications. The Company has also introduced its TMF REBELTM rechargeable battery packs. Based on the core product sub-C cell, the high power TMF REBEL product line includes battery modules ranging from 6 to 24 volts. The sub-C cell is produced on an automated production line located in the Company's 127,000 square foot leased facility in Golden, Colorado. This facility has been designed to accommodate multiple production lines and two research and development lines, as well as all of the Company's other operations. The qualification of the Company's first high-volume production line was completed in September 1998, and the Company is currently producing a few thousand sub-C cells per month that are being used as samples, to fulfill small orders, and as experiments to improve the product and the production process. The Company does not expect significant volume shipments to begin prior to the second half of 1999.

         An integral part of the Company's strategy is to work with OEM customers and strategic partners to develop market opportunities and leverage its resources. For example, the Company intends to channel a portion of its sales through value added partners ("VAPs"), and the Company has established agreements with five VAPs to market TMF batteries throughout North America and Europe. The Company believes that VAP sales will help the Company develop new applications and market segments.

         The Company is also seeking opportunities to increase the share of value it obtains from those applications that can uniquely benefit from the capabilities of TMF batteries. Consistent with this strategy, the Company has announced that it will introduce a line of end-user products based on TMF batteries during the second half of 1999, including emergency starting products for cars, trucks, and other engine powered vehicles. These products will be designed and produced by the Company and sold to end users through various sales channel partners. The Company expects these products to be attractive because they will be small and lighter and perform better than existing products used for this function. The Company does not expect a significant volume of product shipments and resulting revenues prior to the second half of 1999.

         During 1998, the Company completed a technology transfer program with Johnson Controls, Inc. ("JCI"), one of the world's leading suppliers of automotive batteries. The Company has licensed JCI to produce and sell TMF batteries for certain specific market segments.

         The Company was incorporated in Colorado in 1991 and reincorporated in Delaware in 1993. The Company's executive offices are located at 4403 Table Mountain Drive, Golden, Colorado 80403, and its telephone number is (303) 215-7200.

         References in this Prospectus to the "Company," "Bolder," "we," "our," and "us" refer to BOLDER Technologies Corporation, a Delaware corporation. Information contained in BOLDER Technologies Corporation's web site does not constitute part of this Prospectus.

                           FORWARD-LOOKING STATEMENTS

         Statements about our expectations and all other statements made in this registration statement or incorporated by reference hereby, other than historical facts, are forward-looking statements. Those statements include words such as "anticipate," "estimate," "project," "intend" and similar expressions which we have used to identify these statements as forward-looking statements. These statements appear throughout this Prospectus and are statements regarding our intent, belief, or current expectations, primarily with respect to the operations of BOLDER Technologies Corporation or related industry developments. You are cautioned that any such forward-looking statements do not guarantee future performance and involve risks and uncertainties, and that actual results could differ materially from those discussed here and in the documents incorporated by reference in this Prospectus. These factors, as and when applicable, are discussed in BOLDER Technologies Corporation's filings with the Securities and Exchange Commission (the "Commission"), including its most recent annual report on Form 10-K, a copy of which may be obtained from BOLDER Technologies Corporation without charge. See "Where You Can Find More Information."

                                       5.

                                  RISK FACTORS

         An investment in the shares of our common stock being offered by this Prospectus involves a high degree of risk. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business.

         If any of the events described in the following risks actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE ARE A DEVELOPMENT STAGE COMPANY, HAVE A LIMITED OPERATING HISTORY AND ARE SUBJECT TO MANY RISKS APPLICABLE TO A YOUNG COMPANY.

         Since our inception in 1991, we have been principally engaged in research and development activities relating to our TMF batteries. To date, our revenues have been derived solely from technology transfer services, license fees, federal Small Business Innovation Research research and development agreements, customer funded research and development agreements and limited sales of prototype batteries for evaluation purposes only. Since inception, we have generated revenues of only $335,000 from sales of our batteries. We did not commence initial, limited commercial production of its TMF batteries until October 1998. We do not expect a significant volume of product shipments and resulting product sales revenues prior to the second half of 1999. The market for our products is unproven.

         We will encounter the risks and difficulties frequently encountered by development stage companies in new and evolving markets. We may not successfully address any of these issues.

WE HAVE A HISTORY OF LOSSES, WE EXPECT TO LOSE MONEY IN THE FUTURE AND WE MAY NOT ACHIEVE OR SUSTAIN PROFITABILITY.

         We have not achieved profitability or material revenues from the sale of battery products. As of March 31, 1999, we had an accumulated deficit of $35.7 million. We do not expect to have material product revenues until the second half of 1999 at the earliest. We do not expect to have a profitable quarter in 1999 or 2000. We expect to incur significant losses as we continue to incur significant sales and marketing, research and development and general and administrative expenses. We may never be profitable. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future.

MARKET ACCEPTANCE OF OUR TMF BATTERIES IS UNCERTAIN.

         The market for our battery products is unproven and our products have not achieved any degree of market acceptance. To achieve market acceptance, our TMF batteries must offer significant price and/or performance advantages over other current and potential alternative battery technologies in a broad range of applications. We cannot guarantee that our rechargeable TMF batteries will achieve or sustain any such advantages. Even if our rechargeable TMF batteries provide meaningful price or performance advantages, we cannot be certain that they will achieve or maintain market acceptance in any potential market application. The success of our products also will depend upon the level of market acceptance of OEMs' and other customers' end products which incorporate our TMF batteries, over which we have no control. We expect that our future financial performance will depend significantly on the successful sales, implementation and market acceptance of the Company's battery products, which may not occur on a timely basis or at all.

OUR SUCCESS WILL DEPEND ON OUR ABILITY TO MEET OEM CUSTOMER REQUIREMENTS.

         Our success will depend significantly on our ability to meet OEM customer requirements by developing and introducing on a timely basis new products and enhanced or modified versions of our existing products. OEMs often require unique configurations or custom designs for battery systems which must be developed and integrated in the OEM's product well before the product is launched by the OEM. As a result, a substantial lead time often



                                       6.

exists between the commencement of design efforts for a customized battery system and the commencement of volume shipments of the battery system to the OEM.

         If we are unable to design, develop and introduce products that meet OEMs' exacting requirements on a timely basis, our business, operating results and financial condition will be materially adversely affected.

WE ARE NOT EXPERIENCED IN THE RETAIL MARKETING OF END-USER PRODUCTS. WE WILL DEPEND UPON OUTSIDE SALES REPRESENTATIVES AND RESELLERS TO DEVELOP THE RETAIL SALES CHANNEL FOR OUR END-USER PRODUCTS.

         We have announced plans to introduce a line of end-user products based on TMF batteries during the second half of 1999. We expect that end-user products will account for a significant portion of our product revenues. We intend to market these products in retail stores and other consumer distribution outlets. We do not have any experience in the promotion, advertising and distribution of retail products to consumers, and our efforts to develop a retail sales channel may be unsuccessful.

         To develop the retail sales channel, we will depend upon outside sales representatives, distributors, resellers and retail operators. It is likely that our agreements with such persons will not be exclusive, will not have minimum purchase or resale requirements, and may be terminated by either party without cause. These persons may carry products that are competitive with our products, may not give a high priority to the marketing of our products, or may not continue to carry our products. They may give a higher priority to other products, including the products of competitors. We may not be able to obtain or retain the sales representatives, distributors, resellers or retailers needed to develop the retail sales channel.

WE WILL RELY ON ORIGINAL EQUIPMENT MANUFACTURERS AND NEED TO DEVELOP THIS SALES CHANNEL. IF OUR ORIGINAL EQUIPMENT MANUFACTURER CHANNEL DOES NOT PERFORM ADEQUATELY, OUR BUSINESS COULD BE SERIOUSLY HARMED.

         We expect that product sales to OEMs will account for a significant portion of our product revenues. We may fail to implement this strategy. We are currently investing, and intend to continue to invest, resources to develop this sales channel. Such investments could seriously harm our operating margins. We depend on our OEMs' abilities to develop product enhancements or new products on a timely and cost-effective basis that will meet changing customer needs and respond to emerging industry standards and other technological changes. Our OEMs may not effectively meet these technological challenges. These original equipment manufacturers:

         o  Are not within our control;

         o May incorporate into their products the technologies of other companies in addition to or in place of our technologies; and

         o  Are not obligated to purchase our products.

         Our OEMs may not continue to carry our products. Our inability to recruit, or our loss of, important original equipment manufacturers could seriously harm our business.

WE ARE DEPENDENT UPON EFFECTIVE STRATEGIC RELATIONSHIPS.

         We expect to rely on a limited number of strategic relationships to accelerate the commercialization of our products by assisting in the design and development of products for certain applications, as well as to provide manufacturing and marketing expertise. We currently have strategic relationships with Johnson Controls and five VAPs located throughout North America and Europe.

         We may be unable to enter into any other such partnerships and existing relationships may not achieve their goals. The success of any strategic partnership is dependent upon the following:

         o  the general business condition of the partner;


                                       7.

         o  its commitment to the strategic partnership;

         o the skills and experience of its employees responsible for the strategic partnership; and

         o the partner's timely and satisfactory performance of its obligations under the partnership.

         To the extent we enter into strategic partnerships, the terms of the partnerships may require us and our partners to share revenues and/or expenses from certain activities or for us to grant to our partners licenses to manufacture, market and/or sell products based upon our TMF technology, which could adversely affect our business, operating results and financial condition.

WE ARE DEPENDENT ON OUR VALUE ADDED PARTNER NETWORK.

         We intend to channel a significant portion of our sales through VAPs in the future. We currently have a VAP network of five distributors throughout North America and Europe. Our VAP agreements are subject to minimum performance criteria and standard termination provisions. VAPs may sell competitive products. Although we have established multiple sources for VAP services for our products, any disruption of operations at certain of our VAPs or the loss of certain of our VAPs could materially adversely affect our business, operating results and financial condition.

WE ARE IN THE EARLY STAGES OF MANUFACTURING AND MUST CONTINUE TO DEVELOP OUR MANUFACTURING CAPABILITIES.

         The difficulties and risks related to the implementation of our manufacturing line and new process technology have in the past and may in the future materially and adversely affect our operating results.

         We did not commence initial commercial production of our TMF batteries until October 1998. We are currently producing only a limited number of batteries per month that are being used as samples, to fulfill small orders, and as experiments to improve the product and the production process. Although our initial automated production line is installed, qualified and functional, we have not yet operated this line at full capacity over an extended period of time.

         A key determinant of our current and future production capacity and profitability is the production yield of our manufacturing process. Failure to achieve acceptable yields of commercial quality batteries in commercial quantities, and thereby reduce our unit manufacturing costs, would negatively affect our profitability. In addition, failure to continue volume manufacturing on a timely basis could damage customer relationships and result in lost opportunities. Any such failure would have a material adverse effect on our business, operating results and financial condition.

         In order to continue to scale up our manufacturing capacity, we will need to complete fabrication, installation and qualification of our additional automated production lines. In addition, as part of our manufacturing ramp-up, we will need to hire and train a substantial number of new manufacturing workers. The availability of skilled and unskilled workers in the Denver metropolitan area, the site of our manufacturing facility, is limited due to a relatively low unemployment rate. The continued implementation of our manufacturing facility will continue to require substantial engineering work and expenses and is subject to significant risks, including risks of cost overruns and significant delays.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IF WE FAIL TO KEEP PACE WITH RAPIDLY CHANGING BATTERY TECHNOLOGIES.

         The battery industry has experienced, and is expected to continue to experience, rapid technological change. Various companies are seeking to enhance traditional battery technologies, such as lead acid and NiCd, and other companies have recently introduced or are developing rechargeable batteries based on nickel metal hydride, lithium and other emerging and potential technologies. If competing technologies that outperform our batteries are



                                       8.

developed and successfully introduced, our business, operating results and financial condition will be materially adversely affected.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL TO FUND OUR OPERATIONS WHEN NEEDED.

         We will require substantial funds to build and operate commercial manufacturing facilities, to market our products and to conduct the necessary research and development and testing of our products. We believe that our current cash reserves and cash flows from operations should be adequate to fund our operations at least through year-end 1999. In order to continue planned operations beyond 1999 and to provide funds for future production lines, we will need to access additional sources of equity capital or debt. If our capital requirements or revenue vary materially from our current plans or if unforeseen circumstances occur, we may require additional financing sooner than we anticipate. We are unable to predict the precise amount of future capital that we may require. Additional financing may not be available when we require it, and the form and terms of any such available financing may not be acceptable.

         If we cannot obtain adequate funds on acceptable terms, then:

         o we may have to delay, scale back or eliminate one or more of our development programs;

         o we may have to delay, scale back or eliminate any substantial expansion of fully-automated manufacturing capacity;

         o we may have to curtail or otherwise discontinue the development, manufacture or sale of our TMF battery systems;

         o we may have to sell additional securities on terms that could be dilutive to our stockholders;

         o we may be unable to take advantage of strategic opportunities or respond to competitive pressures;

         o  we may be unable to develop or enhance our products; and

         o  we may have to seek a merger partner or suspend operations.

         Any of these failures could have a material adverse effect on our business, operating results and financial condition.

INTENSE COMPETITION EXISTS IN THE BATTERY INDUSTRY AND WE EXPECT COMPETITION TO CONTINUE TO INTENSIFY.

         Competition in the battery industry is intense. We expect that competition will continue to intensify.

         We believe that our primary competitors are existing suppliers of NiCd and lead acid suppliers. In applications such as portable tools and appliances and certain electronic and medical products, our primary competitors are suppliers of NiCd batteries, including:

         o  SANYO Energy (USA) Corporation;

         o Panasonic Industrial Company, a division of Matsushita Electric Corporation of America;

         o  Energizer Power Systems, a division of Eveready Battery Company; and

         o  SAFT America, Inc.


                                       9.

         In applications such as car starting, standby power, very small batteries for engine starting and a few medical and electronics applications, our primary competitors are suppliers of lead acid batteries:

         o Suppliers of small lead acid batteries used in non-automotive applications include Yuasa Exide, Inc., Exide Corporation, Matsushita Electric Corporation of America, Hawker Energy Products, Inc., CSB Battery of America Corp. and GS Battery USA, Inc., a division of Japan Storage Battery Co., Limited; and

         o Suppliers of automotive batteries include Johnson Controls, Inc., Exide Corporation, GNB Inc. and Delphi Automotive Systems Corporation, formerly a division of General Motors Corporation.

         In addition, we have granted Johnson Controls certain license rights which allow Johnson Controls to compete with us in lawn and garden starting, motorcycle starting, HEV, standby power and, beginning July 1, 1999, in emergency jump-starting batteries for lawn and garden starting, motorcycle starting and automobile and truck starting.

         We may not be able to compete successfully against our current or future competitors. Many of our competitors have established positions in the market, greater name recognition, financial, technical, marketing, sales, manufacturing, distribution and other resources and long standing relationships with OEMs and other customers. These factors may place us at a disadvantage when we respond to our competitors' pricing strategies, technological advances and other initiatives. Specifically, we may not be able to compete successfully with Johnson Controls in the markets where Johnson Controls has a royalty-bearing license from us. Additionally, our competitors may develop services that are superior to ours or that achieve greater market acceptance. Our inability to successfully respond to competitive pressures would have a material adverse effect on our business, operating results and financial condition.

FAILURE TO MANAGE OUR GROWTH EFFECTIVELY COULD ADVERSELY AFFECT OUR BUSINESS.

         Our transition from a development stage company to a manufacturing company has strained and will continue to strain our managerial, operational and financial resources. If our products achieve market acceptance, we will need to further increase our number of employees and enhance our operating systems and practices. We must effectively manage our operational and financial systems, procedures and controls to manage this future growth. Further, our transition from a research and development focused entity to a manufacturing and customer focused entity will require new processes and activities that we have not done before.

A NUMBER OF FACTORS COULD CAUSE OUR OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY AND OUR STOCK PRICE TO FALL.

         We expect our annual and quarterly operating results to fluctuate significantly in the future. It is possible that in some future periods our results may be below expectations of public market analysts and investors. If this occurs, the trading price of our common stock could significantly decline. Our operating results may fluctuate in the future due to a variety of factors, not all of which are in our control. These factors include:

         o  the size and timing of individual purchase orders;

         o  the long sales cycle in the OEM markets for our products;

         o  market acceptance of our products;

         o  implementation of additional automated production lines;

         o  manufacturing yields and efficiency;

         o  changes in our operating expenses;


                                      10.

         o  the mix of sales to OEMs and VAPs;

         o  product development programs; and

         o  general industry and economic conditions.

         The success of our business depends on increasing revenues to offset expenses. We cannot assure you that we will generate sufficient revenues to offset our expenses. If our revenues are less than expected, or if we increase our spending ahead of our revenue growth, our business, financial condition and operating results will be materially and adversely affected. You should not rely on annual or quarter-to-quarter comparisons of our operating results as an indication of future performance.

WE ARE DEPENDENT ON OUR SUPPLIERS FOR RAW MATERIALS.

         We are dependent on sole or limited source suppliers for certain key raw materials used in our products, particularly thin lead foil, lead oxide, molded components, separators, acid and expander components. We have qualified, or we are in the process of qualifying, second sources for all primary product components. We generally purchase sole or limited source raw materials pursuant to purchase orders placed from time to time and we have no long-term contracts or other guaranteed supply arrangements with our sole or limited source suppliers. If our suppliers are unable to meet our quality and volume requirements for raw materials in a timely manner and at an acceptable cost, it could have a material adverse effect on our business, financial condition and operating results.

OUR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE.

         Patents, trade secrets and other proprietary rights are important to our success and competitive position. Our efforts to protect our proprietary rights may be inadequate and may not prevent others from claiming violations by us of their proprietary rights.

         We hold seven issued United States patents which expire beginning in 2008 and ending in 2016. The Company also has four issued foreign patents. In addition, we have ten patents pending in the United States, as well as a number of foreign patents pending. Patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries, we cannot be certain that we are the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions.

         We cannot be certain that our pending applications will result in issued patents or that foreign patent applications related to issued United States patents will issue. Because the status of patents involves complex legal and factual questions and the breadth of claims issued is uncertain, we cannot be certain that any of our issued patents will afford meaningful protection against competitors with similar technology. In addition, with respect to foreign patents, some foreign countries provide significantly less patent protection than the United States.

         In addition to patent protection, we rely on the law of unfair competition and trade secrets to protect our proprietary rights.

         The unauthorized misappropriation of our proprietary rights could have a material adverse effect on our business, financial condition and operating results. Other companies may infringe upon our patents and other proprietary rights or may obtain patents that will require us to license or design around such patents. If we resort to legal proceedings to enforce our proprietary rights, the proceedings could be burdensome and expensive and the outcome could be uncertain. To determine the priority of inventions, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office or comparable proceedings in foreign patent offices, which could result in substantial cost and may result in an adverse decision as to the priority of our inventions.



                                      11.

WE ARE SUBJECT TO CLAIMS ALLEGING INTELLECTUAL PROPERTY INFRINGEMENT.

         We may be subject to claims alleging that we have infringed third party proprietary rights. If we were to discover that any of our products infringed third party rights, we may not be able to obtain permission to use those rights on commercially reasonable terms. If we resort to legal proceedings to enforce our proprietary rights or defend against alleged infringements, the proceedings could be burdensome and expensive and could involve a high degree of risk. Any of these events could have a material adverse effect on our business, operating results and financial condition.

WE MAY NOT BE ABLE TO SUCCESSFULLY OPERATE OUR BUSINESS IF WE LOSE KEY
PERSONNEL.

         We believe that our success will depend on the continued services of our senior management team and other key personnel. The loss of the services of any of our senior management team or other key employees could materially adversely affect our business, operating results and financial condition. In addition, we rely on consultants and advisors to assist us in formulating our research and development strategy. We do not have fixed term employment contracts with any of our key executives. We maintain key person life insurance on Mr. Lankford, Sandra D. Schreiber, our Senior Vice President--Systems and Supply Chain, and Arthur S. Homa, our Senior Vice President--Technology and Manufacturing.

OUR BUSINESS WILL SUFFER IF WE DO NOT ATTRACT AND RETAIN HIGHLY SKILLED
PERSONNEL.

         In order to continue to pursue our product development and marketing plans, our future success depends on our ability to identify, attract, hire and train highly skilled scientific, manufacturing and sales and marketing personnel. These requirements are also expected to demand the addition of management personnel and the development of additional expertise by existing management personnel. Our failure to attract and retain the necessary scientific, manufacturing and sales and marketing personnel could materially adversely affect our business, operating results and financial condition, including our ability to conclude collaborations with additional corporate partners.

OUR INABILITY TO COMPLY WITH ENVIRONMENTAL REGULATIONS MAY ADVERSELY AFFECT OUR BUSINESS.

         Our operations involve the storage, use and disposal of a number of toxic and hazardous materials, including lead, lead oxide, sulfuric acid, solvents and adhesives. As a result, we are required to maintain our research and manufacturing operations in compliance with United States federal, state and local laws and regulations, including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, that govern the storage, use and disposal of various chemicals used in and waste materials produced by the manufacture of our TMF batteries.

         For example, our manufacturing facilities each include an enclosed area specifically designed for the mixing of lead oxide paste, the pasting of the lead foil and the winding of the cells. Employees operating in these areas are instructed in the use of safety equipment such as gloves, protective clothing and respirators and are required under Occupational Safety and Health Administration guidelines to submit to blood monitoring tests on a periodic basis which are undertaken by an outside, independent agency.

         We may be unable to operate in conformity with such laws and regulations in the future. Additionally, changes in such regulations may require us to incur substantial capital or operating costs to achieve or maintain compliance. Any failure by us to adequately control the discharge of our hazardous materials and wastes could also subject us to future liabilities, which could be significant.

OUR BUSINESS COULD BE AFFECTED BY YEAR 2000 ISSUES.

         Year 2000 issues refer generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results.



                                      12.

         We rely upon software in our information systems and manufacturing equipment. We have completed an inventory of our critical control systems, computers, and application software. We plan on validating each of these systems by September 30, 1999 through a combination of written vendor confirmations and specific validation testing. We have contracted with third party vendors to assist in planning tests and/or testing these systems.

         We are not currently aware of any significant operational issues or costs associated with preparing our internal information technology and non-information technology systems for the Year 2000. However, we may experience significant unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems.

         We have funded our Year 2000 plan from cash balances and have not separately budgeted for these costs in the past. To date, these costs have not been significant. We will, however, incur additional costs related to the Year 2000 plan. In addition, we may experience material problems and costs with Year 2000 compliance that could seriously harm our business, financial condition and results of operations.

         We have not yet fully developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. The cost of developing and implementing such a plan may itself be significant. Finally, we are also subject to external forces that might generally affect industry and commerce, such as utility or transportation company interruptions caused by Year 2000 compliance failures.

         We believe that our most likely risks from Year 2000 issues are external, due to the difficulty of validating key third parties' readiness for Year 2000. Even if we obtain Year 2000 compliance assurances from third parties, there is still a risk that a major supplier of raw materials, or a major OEM customer, could become unreliable due to Year 2000 problems.

OUR PRODUCT LIABILITY INSURANCE MAY NOT BE SUFFICIENT TO COVER PRODUCT LIABILITY CLAIMS.

         Lead acid batteries, including our TMF battery, may develop significant internal pressures during severe overcharge conditions due to the release of gases as a byproduct of the chemical reaction occurring in the cell. In order to prevent potential pressure build up, our batteries incorporate a Bunsen pressure relief valve which, under normal overcharge conditions, will allow the venting of small amounts of gases, primarily hydrogen and oxygen. If the batteries are subjected to abusive overcharge or overdischarge conditions, larger amounts of these gases may be vented, which, when mixed with air, can cause explosions. In addition, under such conditions, toxic gases and/or sulfuric acid spray may be released. Sulfuric acid can cause burns. Such occurrences may result in product liability claims against us.

         Additionally, we intend to manufacture and retail end user products to consumers, such as an emergency automotive jump start product. The sale of such products may expose us to product liability claims from consumers.

         Although we maintain product liability insurance in amounts which we believe are reasonable given the associated risks, we cannot be certain that such insurance will be adequate to cover any potential liability relating to one or more claims of product liability, or that such insurance will be available at an acceptable cost in the future.

CONTROL BY EXISTING STOCKHOLDERS MAY LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF DIRECTOR ELECTIONS AND OTHER MATTERS REQUIRING STOCKHOLDER APPROVAL.

         Approximately 38% of our outstanding stock is owned by two venture capital funds. These stockholders may be able to significantly influence matters that we require our stockholders to approve, including electing directors and approving significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of us, which could result in a lower stock price.

CERTAIN PROVISIONS IN OUR CORPORATE DOCUMENTS MAY DISCOURAGE OUR ACQUISITION BY OTHERS AND THUS DEPRESS OUR STOCK PRICE.

         Our corporate documents and Delaware law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our stockholders. In particular, we adopted a stockholder rights





                                      13.

plan in 1998. These and other provisions might discourage, delay or prevent a change in control of us or a change in our management. These provisions could also limit the price that investors might be willing to pay in the future for shares of common stock.

THE PRICE FOR OUR COMMON STOCK IS LIKELY TO BE HIGHLY VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL SHARES AT OR ABOVE THE OFFERING PRICE.

         The market price of our common stock has been and is likely to be highly volatile as the stock market in general, and the market for technology companies in particular, has been highly volatile. Investors may not be able to resell their shares of our common stock following periods of volatility because the market reacts adversely to volatility.

         Factors that could cause volatility in our stock price may include, among other things:

         o  actual or anticipated variations in our quarterly operating results;

         o if we or our competitors announce technological innovations or new commercial products;

         o  changes in governmental regulation;

         o developments in our patents or other proprietary rights or those of our competitors, including litigation;

         o developments in our relationships with current or future collaborative partners;

         o if securities analysts change their financial estimates for us or for our competitors;

         o  general conditions or trends in the stock market;

         o  if we add or lose key personnel; and

         o  if our stockholders sell common stock.

         Many of these factors are beyond our control. These factors may materially adversely affect the market price of our common stock, regardless of our operating performance.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD CAUSE OUR STOCK PRICE TO FALL AND DECREASE THE VALUE OF YOUR INVESTMENT.

         The market price of our common stock could fall if our stockholders sell substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants and upon conversion of the outstanding Series A Preferred Stock, in the public market following this offering. Such sales might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

         Some stock and warrant holders are entitled to certain registration rights. The exercise of such rights could adversely affect the market price of our common stock.


                                 USE OF PROCEEDS

         BOLDER Technologies Corporation will not receive any proceeds from the sale of common stock by the selling stockholders.




                                      14.

                              SELLING STOCKHOLDERS

         The following table sets forth the names of the selling stockholders, the number of shares of common stock owned by each of them as of the date of this Prospectus and the number of shares of common stock which may be offered pursuant to this Prospectus. The selling stockholders may offer all, some or none of their shares of common stock.

                                SHARES BENEFICIALLY OWNED         SHARES BEING         SHARES BENEFICIALLY OWNED AFTER
NAME                             PRIOR TO OFFERING(1)(2)            OFFERED                     OFFERING (2)
----                            -------------------------         ------------         -------------------------------
                                  NUMBER        PERCENT                                   NUMBER             PERCENT
                                  ------        -------                                   ------             -------
Entities associated with
Special Situations Private
Equity Fund, L.P. (3)               --            --                416,667                 --                 --
Lancaster Investment
Partners                            --            --                200,000                 --                 --
Watson Investment
Partners, L.P.                      --            --                 50,000                 --                 --
Harbour Investments Ltd.            --            --                 41,667                 --                 --
Robert G. Allison                   --            --                 4,250                  --                 --
Gary Bergren                        --            --                 4,250                  --                 --
Craig L. Campbell                   --            --                 4,250                  --                 --
Dennis D. Gonyea                    --            --                 4,250                  --                 --
James G. Peters IRA                 --            --                 4,000                  --                 --
Daniel S. Perkins IRA               --            --                 4,000                  --                 --
Daniel S. Perkins TTEE
U/A Dated
5-12-88                             --            --                 4,000                  --                 --
Patrice M. Perkins IRA              --            --                 3,000                  --                 --
Patrice M. Perkins TTEE
U/A Dated
5-12-88                             --            --                 4,000                  --                 --
David H. Potter IRA                 --            --                 4,000                  --                 --
Pyramid Partners, L.P.              --            --                 50,000                 --                 --
Ellis Limited Partnership           --            --                 10,000                 --                 --
Harold Roitenberg IRA               --            --                 10,000                 --                 --
John F. Rooney                      --            --                 5,000                  --                 --
Donald M. Liddell                 15,000           *                 50,000               15,000                *
Jane H. Liddell                     --            --                 50,000                 --                 --
D. Roger B. Liddell               7,275            *                 12,500               7,275                 *
Trust under the will of
Edith S. Liddell                  16,800           *                 36,800               16,800                *
Florence W. Liddell               1,500            *                 12,500               1,500                 *
Torrey B. Liddell                 8,500            *                 12,500               8,500                 *



                                      15.

                                SHARES BENEFICIALLY OWNED         SHARES BEING         SHARES BENEFICIALLY OWNED AFTER
NAME                             PRIOR TO OFFERING(1)(2)            OFFERED                     OFFERING (2)
----                            -------------------------         ------------         -------------------------------
                                  NUMBER        PERCENT                                   NUMBER             PERCENT
                                  ------        -------                                   ------             -------
Alice E.E. Liddell Trust
dated 8-12-97                     7,500            *                 15,000               7,500                 *
Catherine H. Bass                 5,500            *                 12,000               5,500                 *
Margot S. Bass                    6,500            *                 15,000               6,500                 *
Steedman L. Bass                  6,500            *                 15,000               6,500                 *
Jane L. Bass                      2,000            *                 12,500               2,000                 *
Roscoe C. Ingalls, Jr.              --            --                 8,500                  --                 --
Sylvia Keiser                     1,600            *                 33,500               1,600                 *
Marjorie Ann Berger               4,000            *                 10,000               4,000                 *
John M. Armstrong                 2,000            *                 12,500               2,000                 *
Ann M. Goodbody                   5,000            *                 20,000               5,000                 *
John R. Twiss, Jr.                1,500            *                 25,000               1,500                 *
Mary Twiss                          --            --                 8,500                  --                 --
Richard N. Pierson III            1,800            *                 8,500                1,800                 *
Stephen F. Wilder                 7,000            *                 17,000               7,000                 *
Albert C. England, Jr.            5,000            *                 17,000               5,000                 *
Ernst R. Habicht, Jr.             2,500            *                 12,500               2,500                 *
Michael J. Davies                 2,000            *                 8,500                2,000                 *
Donald B. Brant, Jr.              4,000            *                 6,000                4,000                 *
Dan I. Abrams                       --            --                 10,000                 --                 --
John C. Beck                        --            --                 8,500                  --                 --
M. Gerald Sedam                     --            --                 8,500                  --                 --
John G. Kinnard & Co.,
Inc. (4)                            --            --                 8,333                  --                 --
Argosy Capital Group, L.P.          --            --                 100,000                --                 --
Stephen C. Marcus                   --            --                 15,000                 --                 --
EDJ Limited                         --            --                 50,000                 --                 --
Frorer Partners, L.P.               --            --                 100,000                --                 --
Losty Capital Management            --            --                 30,000                 --                 --
VFT Special Ventures, Ltd.          --            --                 75,000                 --                 --
Porter Partners, L.P.               --            --                 100,000                --                 --
TCMP 3 Partners, L.P.               --            --                 30,000                 --                 --
Edward O. Thorp                     --            --                 50,000                 --                 --
Jeffrey Thorp IRA Rollover,         --            --                 60,000                 --                 --
Bear Stearns SECS Corp
Custodian
George H. Dorion                    --            --                 7,500                  --                 --
Archimedes Overseas Ltd.            --            --                 30,000                 --                 --
Stephen H. Paneyko                  --            --                 10,000                 --                 --
Florence K. Romanov                 --            --                 7,500                  --                 --
William N. Breger                   --            --                 7,500                  --                 --
New York School of Interior         --            --                 28,572                 --                 --
Design
Lawton Lamb                         --            --                 7,500                  --                 --
Nathaniel P. Phillips, Jr.          --            --                 15,000                 --                 --
William Reed Simmons                --            --                 10,000                 --                 --
Kathie Plourde Simmons              --            --                 7,500                  --                 --
Carole Maeder                       --            --                 7,500                  --                 --
Lew Walter                          --            --                 7,500                  --                 --
Stephen M. Pulsifer                 --            --                 7,143                  --                 --

----------------

 *   Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon exercise of options currently exercisable, or exercisable within 60 days of the date of this Prospectus, are deemed outstanding for computing the percentage of the person holding such securities but are not outstanding for computing the percentage of any other person. Subject to community property laws where applicable, the persons named in the above table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Although the selling stockholders have not expressed a specific intention as to the number of shares of common stock to be sold, the table shows the beneficial ownership that would result if all shares being offered hereby were sold. Percentage calculations are based upon 11,005,127 shares of common stock outstanding as of June 30, 1999.

(3) Includes 150,000 shares of common stock held by Special Situations Private Equity Fund, L.P., 150,000 shares of common stock held by Special Situations Fund III, L.P., 51,667 shares of common stock held by Special Situations Cayman Fund, L.P. and 65,000 shares of common stock held by Special Situations Technology Fund, L.P.

(4) During the three year period prior to the date of this registration statement, John G. Kinnard & Co., Inc. has acted as a market maker with respect to the Company's common stock. In addition, John G. Kinnard & Co., Inc. acted as the Company's financial advisor in connection with the private placement of the Shares of common stock to the selling stockholders.


                                      16.

                              PLAN OF DISTRIBUTION

         The Company is registering the shares of common stock (the "Shares") offered by the selling stockholders hereunder pursuant to covenants and contractual registration rights contained in the Common Stock Purchase Agreements, by and between the Company and the selling stockholders, dated as of May 14, 1999, May 18, 1999 and July 9, 1999 (collectively, the "Purchase Agreements"), and the Registration Rights Agreements, by and between the Company and the selling stockholders, dated as of May 14, 1999, May 18, 1999 and July 9, 1999 (collectively, the "Registration Rights Agreements"). As used herein, "selling stockholders" includes pledgees, donees and transferees selling shares received from a named selling shareholder after the date of this Prospectus. All costs, expenses and fees in connection with the registration of the Shares offered hereby will be borne by the Company. Brokerage commissions and similar selling expenses, if any, attributable to the sale of Shares will be borne by the selling shareholders.

         Sales of Shares may be effected by selling shareholders from time to time in one or more types of transactions (which may involve one or more blocked transactions) on The NASDAQ National Market, in privately negotiated transactions, through put or call options transactions, through short sales of Shares, or a combination of such methods of sale, at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers.

         The selling stockholders may effect such transactions by selling the Shares to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concession or commissions from the selling stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commission).

         At any time a particular offer of Shares is made, the specific Shares of common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this Prospectus is a part.

         The selling stockholders and any broker-dealers who act in connection with the sale of Shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933 (the "Securities Act"), and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

         Any or all of the sales or other transactions involving the Shares described above, whether effected by the selling stockholders, any broker-dealer or others, may be made pursuant to this Prospectus. In addition, any Shares that qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this Prospectus.

         In order to comply with the securities laws of certain states, if applicable, the Shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

         Pursuant to the terms of the Registration Rights Agreements, the Company has agreed to use its best efforts to cause the registration statement to which this Prospectus related to become effective by August 16, 1999 for the resale of the Shares and to remain effective until the earlier of the expiration of the Effectiveness Target Date (as defined in the Registration Rights Agreements, copies of which are attached as exhibits hereto) or the date a Subsequent Shelf Registration (as defined in the Registration Rights Agreements) covering all of the Shares of common stock has been declared effective under the Securities Act. The Company will be permitted to suspend the use of the Prospectus which is a part of such registration statement during certain periods of time and under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. The Company will pay all expenses of such registration statement, provide to each registered holder





                                      17.

requesting to sell the Shares copies of such Prospectus, notify each registered holder when such registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of such securities. A holder who sells such securities pursuant to such registration statement generally will be required to be named as a selling stockholder in the related Prospectus and to deliver a Prospectus to purchasers and will be bound by the provisions of the Registration Rights Agreements which are applicable to such holder (including certain indemnification provisions). If a registration statement covering the Shares is not effective, such Shares may not be sold or otherwise transferred except in accordance with the provisions set forth under an exemption from registration under federal and state securities laws. The Registration Rights Agreements provide for cross-indemnification of the selling stockholders and the Company to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising under certain circumstances, out of any registration of the Shares.

                          DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of 25,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share, of which 336,200 are designated Series A Preferred Stock and 250,000 are designated Series B Junior Participating Preferred Stock. As of June 22, 1999, there were approximately 280 record holders of the Company's common stock.

COMMON STOCK

         The holders of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

SHAREHOLDER RIGHTS PLAN

         Each share of common stock has associated with it one right (a "Right") to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock (or in certain cases other securities) of the Company. The terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of January 23, 1998, between the Company and American Stock Transfer & Trust Company, as Rights Agent. Prior to the occurrence of certain specified future events, the rights will not be represented by separate certificates and will be transferable with and only with the associated common stock.

         Pursuant to the Rights Agreement, in the event that, among other things, a third party acquires beneficial ownership of 15% or more of the outstanding shares of the common stock, each holder of Rights will be entitled to purchase securities of the Company having a market value equal to twice the purchase price thereof. In addition, Rights held by an Acquiring Person (as defined in the Rights Agreement) will become null and void, nontransferable and nonexercisable.

         Subject to certain limitations, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The Rights will expire on January 23, 2008, unless earlier redeemed by the Company.

         The Company's Shareholder Rights Plan may have the effect of discouraging unsolicited takeover attempts.




                                      18.

         The foregoing summary of certain terms of the Rights does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Agreement, a copy of which is on file with the Commission.

PREFERRED STOCK

         The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series and to establish the number of shares to be included in each such series and the rights, powers, preferences and limitations of each series. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of common stock or other series of preferred stock. The issuance of the preferred stock could have the effect of delaying or preventing a change in control of the Company. The Board of Directors has no present plans to issue any of the preferred stock, other than the Series A Preferred Stock which was issued by the Company in October 1997. In connection with the Company's Shareholder Rights Plan, the Company would be obligated to issue shares of Series B Junior Participating Preferred Stock if such rights become exercisable.

         The Series A Preferred Stock constitutes a single series of the preferred stock of the Company consisting of 336,200 shares. All outstanding shares of Series A Preferred Stock are duly authorized, validly issued, fully paid and nonassessable, and the holders thereof will not have any preemptive rights in connection therewith. The Series A Preferred Stock is not subject to any sinking fund or other obligation of the Company to redeem or retire such shares except as described below. Any Series A Preferred Stock converted, redeemed or otherwise acquired by the Company will, upon cancellation of such shares, have the status of authorized but unissued preferred stock subject to issuance by the Board of Directors as shares of preferred stock of any one or more other series but not as shares of Series A Preferred Stock.

         The material rights, powers, preferences and limitations of the Series A Preferred Stock are set forth below:

         o Dividends. Holders of the Series A Preferred Stock are each entitled to receive (and the Company is required to pay), when, as and if declared by the Board of Directors, out of the funds of the Company legally available therefor, a semi-annual dividend payable in common stock (based upon the common stock's then fair market value) or cash or a combination of common stock and cash, at the Company's option, at an annual rate equal to (i) $4.00 per share to the extent the dividend is paid in cash and (ii) $4.50 per share to the extent the dividend is paid in common stock. If dividends are paid in cash it could require the Company to pay $1,344,000 annually. If dividends are paid in common stock it will be dilutive to the holders of common stock.

         o Conversion Rights. Each share of Series A Preferred Stock is convertible at the option of the holder thereof at any time, unless previously redeemed, into that number of shares of common stock equal to $50.00 divided by a conversion price per share equal to $15.00, subject to certain adjustments.

         o Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of Series A Preferred Stock are each entitled to receive out of assets of the Company available for distribution to stockholders, whether from capital surplus or earnings, before any distribution of assets is made to holders of common stock and of any other class of stock of the Company ranking junior to the Series A Preferred Stock, liquidating distributions equal to the greater of
            (i) $50.00 per share of such Series A Preferred Stock or (ii) the amount per share of such Series A Preferred Stock that would have been payable had each such share been converted into common stock immediately prior to such event of liquidation, dissolution or winding up, plus, in either case, accrued and unpaid dividends.

         o Redemption Rights. Under certain circumstances, the shares of Series A Preferred Stock are redeemable at the option of the Company, in whole or in part, at any time or from time to time out of funds legally available therefor, at $50.00 per share, plus in each case an amount equal to accrued and unpaid dividends, if any, to (and including) the redemption date, whether or not earned or declared (the "Redemption Price"). The Redemption Price may be paid in shares of common stock or cash, or in a

                                      19.

            combination of common stock and cash, at the Company's option.

         o Redemption at Option of Holder upon a Fundamental Change. If a Fundamental Change (as defined in the Certificate of Designation of the Series A Preferred Stock, a copy of which has previously been filed with the Commission (the "Certificate of Designation")) occurs, each holder of Series A Preferred Stock shall have the right, at the holder's option, to require the Company to redeem all of such holder's Series A Preferred Stock, or any portion thereof that has an aggregate liquidation value that is a multiple of $50.00, on the date selected by the Company that is not less than 10 nor more than 20 days after the Final Surrender Date (as defined in the Series A Certificate of Designation), at a price per share equal to the Redemption Price. The Company may, at its option, pay all or any portion of the Redemption Price upon a Fundamental Change in shares of common stock of the Company or any successor corporation.

         o Voting Rights. The holders of Series A Preferred Stock have voting rights on all matters subject to a vote of holders of common stock on an as-converted basis. If the Series A Preferred Stock has not been redeemed prior to October 8, 2003, the Board of Directors of the Company shall be increased and the holders of Series A Preferred Stock that have not been so redeemed shall be entitled, voting as a separate class, to elect additional directors to the Board of Directors of the Company so that the number of additional directors to be elected by the Series A Preferred Stock shall constitute not less than 20% (rounded to the nearest whole number) of the total number of directors after giving effect to such increase. Such right shall exist until the Series A Preferred Stock is redeemed.

OUTSTANDING REGISTRATION RIGHTS

         Pursuant to an existing agreement between the Company and certain of its stockholders, the holders (or their permitted transferees) of approximately 5,091,625 shares of common stock and 49,766 shares of common stock issuable upon the exercise of warrants to purchase common stock (the "Holders") are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the Holders are entitled to notice of the registration and are entitled to include, at the Company's expense, such shares therein, provided, among other conditions, that the underwriters have the right to limit the number of such shares included in the registration. In addition, certain of the Holders may require the Company, on not more than two occasions, to file a registration statement under the Securities Act, at the Company's expense, with respect to their shares of common stock, and the Company is required to use its best efforts to effect the registration, subject to certain conditions and limitations. However, the Holders may not require the Company to file any such registration statement within 90 days of the effective date of any prior registration statement covering the Company's common stock, and the Company may defer the filing of such registration statement for up to 120 days. Further, certain of the Holders may require the Company, at its expense, to register their shares of common stock on a Form S-3, subject to certain conditions and limitations.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER PROVISIONS

         The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Delaware Law"), an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

         The Company's Certificate of Incorporation (the "Certificate of Incorporation") also requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing; provided, however, that the holders of Series A Preferred Stock may, until such time as the Series A Preferred Stock is registered pursuant to any effective registration statement under Section 12 of the Securities Exchange Act of 1934, as amended, act



                                      20.

by written consent so long as such action by written consent is solely being taken by, and is only applicable to, the holders of Series A Preferred Stock. Special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer. The Certificate of Incorporation also provides that the authorized number of Directors may be changed only by resolution of the Board of Directors, and that Directors can only be removed for cause by a majority vote of the stockholders. In addition, the Certificate of Incorporation provides for the classification of the Board of Directors into three classes, only one of which shall be elected at any given annual meeting. These provisions may have the effect of delaying, deterring or preventing a change in control of the Company, depressing the market price of common stock or discouraging hostile takeover bids in which stockholders of the Company could receive a premium for their shares of common stock.

LIMITATION ON DIRECTORS' LIABILITY

         The Certificate of Incorporation limits the liability of the Company's directors to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

         The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

TRANSFER AGENT AND REGISTRAR

         American Stock Transfer & Trust Company acts as transfer agent and registrar for the common stock and for the Series A Preferred Stock.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for BOLDER Technologies Corporation by Cooley Godward LLP, Boulder, Colorado.

                                     EXPERTS

         The financial statements of the Company incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.



                                      21.

         NO DEALER, SALES PERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE NOTES OR CONVERSION SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES OR CONVERSION SHARES TO ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR IMPLY THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.





                                2,053,182 SHARES





                         BOLDER TECHNOLOGIES CORPORATION





                                  COMMON STOCK



                              --------------------

                                   PROSPECTUS

                              --------------------





                                          , 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

         ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the registration fee.

                Registration fee................................................              $3,205
                Printing and engraving expenses.................................               5,000
                Legal fees and expenses.........................................              30,000
                Accounting Fees and Expenses....................................               5,000
                Miscellaneous...................................................               6,795
                                                                                            --------
                   Total........................................................            $ 50,000


         ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

         The Registrant's Bylaws provide that the Registrant will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Delaware law. The Registrant is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

         In addition, the Registrant's Restated Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, the Registrant's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. This provision in the Restated Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and the Registrant and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities law or state or federal environmental laws.

         The Registrant has entered into indemnification agreements with each of its directors and officers under which the Registrant has indemnified each of them against expenses and losses incurred for claims brought against them by reason of their being a director or officer of the Registrant, and the Registrant maintains directors' and officers' liability insurance.

         There is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

         At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

         The Registrant has an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

         ITEM 16.  EXHIBITS.

         EXHIBIT
         NUMBER                             DESCRIPTION OF DOCUMENT
         4.1*          Amended and Restated Certificate of Incorporation of the Registrant.

         4.2**         Certificate of Designation of the Series A Preferred Stock of the Registrant.

         4.3**         Amendment to Certificate of Designation of the Series A Preferred
                       Stock of Registrant.

         4.4***        Certificate of Designation of the Series B Junior Participating Preferred Stock of the
                       Registrant.

         4.5*          Amended and Restated Bylaws of the Registrant.

         4.6**         Amendment to the Amended and Restated Bylaws of the Registrant.

         4.7**         Specimen stock certificate representing shares of Series
                       A Preferred Stock of the Registrant.

         4.8*          Specimen stock certificate representing shares of Common Stock of the Registrant.

         4.9***        Rights Agreement between the Registrant and American
                       Stock Transfer & Trust Company, dated January 23, 1998.

         4.10***       Form of Rights Certificate.

         5.1           Opinion of Cooley Godward LLP.

         10.1          Common Stock Purchase Agreement, dated May 14, 1999, between the Registrant and certain of the selling stockholders.

         10.2          Common Stock Purchase Agreement, dated May 18, 1999, between the Registrant and certain of the selling stockholders.

         10.3          Common Stock Purchase Agreement, dated July 9, 1999, between the Registrant and certain of the selling stockholders.

         10.4          Registration Rights Agreement, dated May 14, 1999, between the Registrant and certain of the selling stockholders.

         10.5          Registration Rights Agreement, dated May 18, 1999, between the Registrant and certain of the selling stockholders.

         10.6          Registration Rights Agreement, dated July 9, 1999, between the Registrant and certain of the selling stockholders.

         23.1          Consent of Arthur Anderson LLP.

         23.2          Consent of Cooley Godward LLP (included in Exhibit 5.1).

         24.1          Power of Attorney (see signature page hereto).

         ----------------

         * Previously filed as an exhibit to the Registrant's Registration Statement on Form SB-2 (Registration
                  No. 333-2500-D) and incorporated herein by reference.

         ** Previously filed as an exhibit to the Registrant's Registration Statement on Form S-3 (Registration
                  No. 333-41625) and incorporated herein by reference.

         *** Previously filed as an exhibit to the Registrant's January 23, 1998 Form 8-K and incorporated herein by reference.

         ITEM 17.  UNDERTAKINGS.

         (A)  The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (I)  To include any prospectus required by
                  Section 10(a)(3) of the Securities Act;

                           (II) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

                           (III) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (C) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

         (D) Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriated jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (E) The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, State of Colorado, on July 9, 1999.

                                     BOLDER Technologies Corporation



                                     By  /s/ Joseph F. Fojtasek
                                        ---------------------------------------
                                        Joseph F. Fojtasek
                                        Chief Financial Officer

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel S. Lankford and Joseph F. Fojatsek, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         SIGNATURE                                TITLE                                             DATE
 /s/ Daniel S. Lankford                  Chief Executive Officer, Chairman of the Board         July 9, 1999
------------------------------------     of Directors and Director (Principal Executive
         Daniel S. Lankford              Officer)

 /s/ Joseph F. Fojtasek                  Chief Financial Officer and Vice President -           July 9, 1999
------------------------------------     Finance and Administration, Treasurer
         Joseph F. Fojtasek              (Principal Financial Officer)

 /s/ Wilmer R. Bottoms                   Director                                               July 9, 1999
------------------------------------
         Wilmer R. Bottoms


 /s/ William D. Connor                   Director                                               July 9, 1999
------------------------------------
         William D. Connor


 /s/ Donovan B. Hicks                    Director                                               July 9, 1999
------------------------------------
         Donovan B. Hicks


/s/ David L. Riegel                      Director                                               July 9, 1999
------------------------------------
         David L. Riegel

         SIGNATURE                                TITLE                                             DATE

 /s/ Carl S. Stutts                      Director                                               July 9, 1999
------------------------------------
         Carl S. Stutts


 /s/ Roger F. Warren                     Director                                               July 9, 1999
------------------------------------
         Roger F. Warren

                                INDEX TO EXHIBITS

         EXHIBIT
         NUMBER                                DESCRIPTION OF DOCUMENT                                             PAGE
         4.1*          Amended and Restated Certificate of Incorporation of the Registrant.                         --

         4.2**         Certificate of Designation of the Series A Preferred Stock of the Registrant.                --

         4.3**         Amendment to Certificate of Designation of the Series A Preferred Stock of Registrant.       --

         4.4***        Certificate of Designation of the Series B Junior  Participating  Preferred Stock of the
                       Registrant.                                                                                  --

         4.5*          Amended and Restated Bylaws of the Registrant.                                               --

         4.6**         Amendment to the Amended and Restated Bylaws of the Registrant.                              --

         4.7**         Specimen stock certificate representing shares of Series A Preferred Stock of the
                       Registrant.                                                                                  --

         4.8*          Specimen stock certificate representing shares of Common Stock of the Registrant.            --

         4.9***        Rights Agreement between the Registrant and American Stock Transfer & Trust Company,
                       dated January 23, 1998.                                                                      --

         4.10***       Form of Rights Certificate.                                                                  --

         5.1           Opinion of Cooley Godward LLP.                                                               A-1

         10.1          Common Stock Purchase Agreement, dated May 14, 1999, between the Registrant and certain
                       of the selling stockholders.                                                                 B-1

         10.2          Common Stock Purchase Agreement, dated May 18, 1999, between the Registrant and certain
                       of the selling stockholders.                                                                 C-1

         10.3          Common Stock Purchase Agreement, dated July 9, 1999, between the Registrant and certain of the selling stockholders.

         10.4          Registration Rights Agreement, dated May 14, 1999, between the Registrant and certain
                       of the selling stockholders.                                                                 D-1

         10.5          Registration  Rights Agreement, dated May 18, 1999, between the Registrant and certain
                       of the selling stockholders.                                                                 E-1

         10.6          Registration Rights Agreement, dated July 9, 1999, between the Registrant and certain of the selling stockholders.

         23.1          Consent of Arthur Anderson LLP.                                                              F-1

         23.2          Consent of Cooley Godward LLP (included in Exhibit 5.1).                                     --

         24.1          Power of Attorney (see signature page hereto).                                               --

         ----------------

         * Previously filed as an exhibit to the Registrant's Registration Statement on Form SB-2 (Registration
                  No. 333-2500-D) and incorporated herein by reference.

         ** Previously filed as an exhibit to the Registrant's Registration Statement on Form S-3 (Registration
                  No. 333-41625) and incorporated herein by reference.

         *** Previously filed as an exhibit to the Registrant's January 23, 1998 Form 8-K and incorporated herein by reference